[redacted]

09056037 COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 0 2 2009

Washington, DC
105

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- ~~0121943~~ 2915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strand,Atkinson,Williams & York,Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S.W. Market Street, Suite 1900
(No. and Street)

Portland	Oregon	97201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jenny Staggenborg (503) 546-2414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 S.W. Broadway, Ste. 1200	Portland	Oregon	97205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/24/09 JD

STRAND, ATKINSON, WILLIAMS & YORK, INC.

(SEC I.D. No. 8-0121943)

INDEPENDENT AUDITOR'S REPORT
AND
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
105

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Strand, Atkinson, Williams and York, Inc.:

We have audited the accompanying statement of financial condition of Strand, Atkinson, Williams & York, Inc. (the Company) as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
February 25, 2009

STRAND, ATKINSON, WILLIAMS & YORK, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
Cash	$ 172,520
Investments (cost basis of $1,034,630 - Note 3)	1,054,129
Interest and dividends receivable	6,235
Receivable from clearing organization	1,961,757
Furniture, equipment, and leasehold improvements, net (Note 4)	215,748
Deposits with clearing organizations and others	100,000
Prepaid expenses and other assets	417,115
Goodwill	2,715,045
Broker retention agreements, net of accumulated amortization of $988,754 (Note 5)	1,146,981
TOTAL ASSETS	$ 7,789,530
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable	$ 121,874
Accrued expenses and other liabilities	299,097
	420,971
COMMITMENTS AND CONTINGENCIES (Note 7)	
STOCKHOLDER'S EQUITY (Note 8)	
Common stock, at stated value, authorized 1,000 shares; issued and outstanding, 600 shares	250,000
Additional paid-in capital	5,361,412
Retained earnings	1,757,147
Total stockholder's equity	7,368,559
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,789,530

See notes to the statement of financial condition.

The annual report of Strand, Atkinson, Williams & York, Inc. on Form X-17A-5 at December 31, 2008 is available for examination at 200 SW Market Street, Portland, Oregon and also at the Los Angeles, California office of the United States Securities and Exchange Commission. In addition, the Independent Auditor's Report on Internal Controls at December 31, 2008 is available for inspection at the Washington D.C., and Los Angeles, California offices of the United States Securities and Exchange Commission.

NOTE 1 – ORGANIZATION

Strand, Atkinson, Williams & York, Inc. (the "Company") is an Oregon corporation organized on January 1, 1991, and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). Effective December 1, 1999, Umpqua Holdings Corporation ("Umpqua") acquired 100% of the issued and outstanding common stock of the Company. The Company is principally engaged in the general business of securities broker, agent, or principal, including buying, selling, exchanging, or otherwise in any manner dealing in stocks, bonds, evidence of property or indebtedness, or any securities or paper ordinarily or necessarily dealt with by security brokers, agents, or principals.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments – Investments are classified as *Trading Securities* and reported at fair market value. The resulting difference between cost and market is included in revenue with net trading gains in the Statement of Income.

Receivable from clearing organization – Receivable from clearing organization represents amounts arising primarily in connection with security transactions, and are stated at the amount management expects to collect. No allowance is recorded as no material losses are expected. The Company monitors the credit standing of the clearing organization with which it conducts business to mitigate the Company's exposure to credit risk.

Furniture, equipment, and leasehold improvements – Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Broker retention agreements – Broker retention agreements are amortized, generally using the straight-line basis, over the service period covered by the underlying agreements, which are generally five to ten years. Amortization is charged to amortization of broker retention agreements in the Statement of Income.

Revenue recognition – Security transactions and related revenue are recorded on a trade date basis. Asset management fees are recognized quarterly as earned, based upon the terms of the underlying investment advisory contracts.

Income taxes – The Company files consolidated federal income tax returns with Umpqua. For financial reporting purposes, the Company recognizes income taxes on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains, losses, and impairment to goodwill during the reporting period. Actual results could differ from those estimates.

Goodwill – Goodwill and other intangible assets with indefinite lives are not amortized but instead are tested quarterly for impairment. If impairment was deemed to exist, a write down of the asset would occur with a charge to earnings. At December 31, 2008 the Company determined that there was a $982,000 impairment to goodwill, which resulted from the departure of certain Strand financial advisors. The valuation of the impairment was determined using a discounted cash flow analysis of forecasted earnings. The impairment analysis requires management to make subjective judgments. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures, technology, changes in discount rates and specific industry and market conditions.

NOTE 3 – INVESTMENTS

Investments owned are held at market value and consist of municipal bonds at December 31, 2008.

NOTE 4 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2008:

		Estimated Useful Lives
Furniture, fixtures, and equipment	$ 611,550	5 – 10 years
Leasehold improvements	307,721	9 – 15 years
Software	126,606	3 years
Total	1,045,877	
Less accumulated depreciation and amortization	(830,129)	
Total	$ 215,748	

NOTE 5 – BROKER RETENTION AGREEMENTS

The Company has entered into agreements, whereby it issued forgivable notes to certain employees, of which $1,146,981 is outstanding at December 31, 2008. The notes have due dates of five to ten years and will be forgiven ratably on each anniversary of continuous employment with the Company. If employment ceases before the due date of the related note, the remaining principal and accrued interest owing is payable to the Company in full, except under certain predetermined circumstances.

NOTE 6 – SUBORDINATED BORROWINGS

A subordinated note payable to Umpqua of $1,500,000 was exchanged for 100 shares of common stock in December 2008. Interest expense related to the subordinated note was forgiven by Umpqua resulting in an interest credit of $282,823 for the year ended December 31, 2008.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has noncancelable operating leases which expire during the next five years, including leased premises for its Portland, Eugene, and Medford operations and various leases for office equipment.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2008 are as follows:

Year Ending December 31	
2009	$ 543,091
2010	542,301
2011	226,303
2012	120,203
2013 and thereafter	27,466
Total future minimum lease payments	$ 1,459,364

In the ordinary course of business, the Company is a party to various legal and regulatory claims, actions, and complaints. Although the ultimate resolution of these matters cannot be predicted with certainty, management believes that the likelihood of these matters having a material adverse effect beyond amounts already recorded by the Company is remote.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and therefore the potential for the Company to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $2,825,668 which was $2,725,668 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1.

NOTE 9 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and were not material as of December 31, 2008

NOTE 10 – EMPLOYEE BENEFIT PLAN

Substantially all employees of the Company are eligible to participate in a 401(k) plan sponsored by Umpqua. Contributions for the plan are at the discretion of the Company's management.

NOTE 11 – STOCK OPTION PLANS

The Company participates in Umpqua's stock-based compensation plan that provides for the granting of stock options and restricted stock awards to eligible employees and directors. Generally, options vest ratably on an annual basis over a period of five years, the exercise price of each option equals the market price of the Company's stock on the date of the grant, and the maximum term is ten years. During 2008, 20,000 options were granted to employees or officers of the Company. At December 31, 2008, there were 36,925 non-qualified options outstanding to employees and officers of the Company, and 15,325 were exercisable.

NOTE 12 – RELATED PARTY BALANCES AND TRANSACTIONS

Related parties consist of Umpqua, Umpqua's wholly-owned subsidiary bank (Umpqua Bank), and principal officers and employees of Umpqua, Umpqua Bank, and the Company. Included in prepaid expenses and other assets is $55,859 of notes from former employees and $1,220 of employee advances.

In the normal course of business, the Company receives funds from and advances funds to Umpqua. These receivables and payables are short-term in nature and bear no interest. Included in accrued expenses and other liabilities is $66,513 payable to Umpqua. Included in prepaid expenses and other assets is $9,903 receivable from Umpqua. Included in other income is $177,736 of cross selling revenue from Umpqua Bank. Included in occupancy and equipment and professional fees are $54,444 and $64,636 respectively, of expenses charged from Umpqua. Included in interest expense is $282,823 in forgiven interest from Umpqua.

NOTE 13 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 14 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreements with the clearing agent provides for payment of an agent clearing fee.

NOTE 15 – FAIR VALUE

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company's estimates about market data.

In general, fair values determined by Level 1 inputs utilize quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

Recurring Fair Value Measurements

		Fair Value Measurements		
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Trading securities	$ 1,054,129	$ 1,054,129	$ -	$ -

Investments – Fair values for investment securities are based on quoted market prices.

NOTE 15 – FAIR VALUE – Continued

Additionally, from time to time, certain assets are measured at fair value on a nonrecurring basis. These adjustments to fair value generally result from the application of lower-of-cost-or-market accounting or write-downs of individual assets due to impairment. The following table presents information about the Company's assets measured at fair value on a nonrecurring basis at December 31, 2008, and the losses resulting from those fair value adjustments recorded in the current year:

	Fair Value Measurements				
Description	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total Loss**
Goodwill	$ 2,715,045	$ -	$ -	$ 2,715,045	$ 982,000

The amount above represents a goodwill impairment that was recognized to adjust the carrying value of goodwill to its implied fair value. The impairment resulted from the departure of certain Strand financial advisors. The valuation of the impairment was determined using a discounted cash flow analysis of forecasted earnings. The impairment analysis requires management to make subjective judgments regarding forecasted earnings and the appropriate rate at which to discount those earnings. The discount rate applied was corroborated by a third party valuation specialist.